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                                                                    Exhibit 4.72

ENGLISH SUMMARY OF THE ADVERTISMENT OPERATION AGREEMENT (THE "AGREEMENT") DATED NOVEMBER 20, 2007 BETWEEN TIANJIN SATELLITE TELEVISION ("TJSTV") AND Shanghai Lang Yi Advertising Co., Ltd. ("LANG YI"), And TWO SUPPLEMENTAL AGREEMENTS DATED November 20, 2007, WHICH WERE PREPARED IN CHINESE.

TJSTV and Lang Yi agree that Lang Yi will be the exclusive advertising agent for non-4A category one advertisements of TJSTV for specific time slots of its television programs. The Agreement is effective for a period of three years from 2008 to 2010, with an option for TJSTV and Lang Yi to extend for an additional two years.

Lang Yi is responsible for 85% of the advertisements during the specific time slots and TJSTV will sell the remaining 15% of the specific time slots to 4A category one advertisers.

The advertisements can be in a variety of formats, including but not limited to, traditional television advertisement, sponsorship of television programs and product placements in television programs. The advertisements provided by Lang Yi are required to comply with relevant PRC rules and regulations, and TJSTV has the right to review such advertisements and request Lang Yi to make amendments in order to comply with relevant PRC rules and regulations and technical standards.

Lang Yi is entitled to receive all revenues from the advertising services and shall pay an annual operation fee to TJSTV, which will be increased annually by not less than 20% after negotiation between Lang Yi and TJSTV. In addition, Lang Yi is required to pay an annual advanced deposit to TJSTV to guarantee its performance of the Agreement, such amount will be deducted from the annual operation fee. TJSTV has the right to terminate the Agreement if payment from Lang Yi is delayed for more than 30 days.

TJSTV is responsible for the landing rights and will take into account the reasonable suggestions of Lang Yi.

During the term of the Agreement, TJSTV shall maintain its national popularity ranking. If TJSTV fails to be in the top ten popularity ranking for four months, Lang Yi has the right to terminate the Agreement.

Disputes regarding the Agreement will be settled through negotiation between TJSTV and Lang Yi, and arbitration by China International Economic and Trade Arbitration Commission.

The above is a summary of the material terms of the Agreement.